January 5, 2011

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, DC  20549

Re:	HMG/Courtland Properties, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010

Dear Mr. Woody:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated December 21, 2010.  The comments in your letter related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as identified in the caption above.  For ease of review, your comments have been repeated below appearing in italics.

Form 10-K for the year ended December 31, 2009
Item 7 Financial Statements and Supplementary Data
Notes to Consolidated Financial Statement
1. Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, page 34

1.
It appears that your market capitalization is significantly below the book value of your equity.  Please provide us with a summary of your results from Step 1 and Step 2 of your goodwill impairment test.

Revenue Recognition, page 35

2.
Please explain to us how your revenue recognition policy includes all sources of revenue for the Company.  For example, explain to us how you have included your revenue recognition policies for food and beverage sales and spa revenues.

3.
We note from your disclosure that percentage rents are recognized on the accrual basis based on the lessee’s monthly sales.  Tell us whether lease agreements include any sales breakpoints, and if so tell us whether percentage rent is recognized only after lessee sales have exceeded the breakpoint.

HMG/Courtland Properties, Inc. Responses

Goodwill and Other Intangible Assets, page 34
The first step of our goodwill impairment analysis as of December 31, 2009 did not identify a potential impairment as the estimated fair value of the reporting unit (Monty’s) exceeded its carrying value, including goodwill.  Since we found no indication of potential impairment, the second step of the impairment analysis was not performed. As of December 31, 2009, the Company was not aware of any items or events that would cause it to adjust the recorded value of goodwill for impairment.

Mr. Kevin Woody
January 5, 2011

We believe that the assumptions used in our cash flow projections for growth rates, profit margin percentages; discount rates, etc. were conservative. However, there are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

Revenue Recognition, page 35
It is the Company’s policy to disclose only exceptions to traditional revenue recognition.
All revenue from sale of restaurant and spa goods or services are recognized when it is both earned and realized or realizable (i.e., the earnings process must be complete or virtually complete and the revenue measurable.

However, to better clarify our revenue recognition policy, in future filings we will revise our footnote as shown below.

Revenue Recognition.  The Company is the lessor of various real estate properties.  All of the lease agreements are classified as operating leases and accordingly all rental revenue is recognized as earned based upon total fixed cash flow over the initial term of the lease, using the straight line method.  Percentage rents, if applicable, are based upon tenant sales levels for a specified period and are recognized on the accrual basis, based on the lessee’s sales.  Reimbursed expenses for real estate taxes, common area maintenance, utilities and insurance are recognized in the period in which the expenses are incurred, based upon the provisions of the tenant’s lease. In addition to base rent, the Company may receive participation rent consisting of a portion of the tenant’s operating surplus, as defined in the lease agreement.  Participation rent is due at the end of each lease year and recognized if and when earned.

Revenues earned from restaurant and spa operations are realized in cash or cash equivalents with an insignificant amount of customer receivables. We record revenues from recurring food and beverage sales upon sale and record revenues from recurring spa related sales upon performance of spa service or sale of spa product.  Marina revenues are earned in accordance with dockage rental agreements.  We report our sales net of sales tax and service charges.

Also please note that the Company does not presently have any leases calling for percentage rents based on tenant sales levels. The lease with Grove Isle does have a participation rent provision, but the threshold has never been met where the Company earned such rent.

We acknowledge that:

Mr. Kevin Woody
January 5, 2011

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Larry Rothstein
Principal Financial Officer